FUJI PHOTO FILM CO., LTD.
IR Office, Corporate Planning Headquarters
26-30, Nishiazabu 2-Chome, Minato-ku, Tokyo 106-8620, Japan
Phone: 81-3-6418-9715



July 20, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

FUJI PHOTO FILM Co., Ltd.
Rule 12g3-2(b) Exemption – File No. 82-78

Ladies and Gentlemen:

Enclosed for submission please find English language translations of the Notice of Convocation of the 110th Ordinary General Meeting of Shareholders of FUJI PHOTO FILM CO., LTD. (the "Company"), dated June 5, 2006 and the Notice of Resolutions of the 110th Ordinary General Meeting of Shareholders of the Company and accompanying materials dated June 29, 2006.

Please note that pursuant to shareholder approval of the Second Proposition at the 110th Ordinary General Meeting of Shareholders, the Company will change its trade name on October 1, 2006 to FUJIFILM Holdings Corporation ("FUJIFILM Holdings"). We respectfully request that you reflect the Company's new name in your records from October 1, 2006

As described in the attached materials, the Company's name change reflects a strategic decision to focus the Company on strategic management of group companies. Currently, the Company engages in operations relating to imaging solutions, information

solutions, and document solutions. On October 1, 2006, operating assets currently held directly by the Company will be transferred to a wholly-owned subsidiary in accordance with Japanese law. There will be no change in the consolidated assets of the group, however, and current shareholders will continue to hold their shares in the Company.

If you have any questions, please feel free to contact us at Junji Okada of IR office, FUJI PHOTO FILM CO., LTD., 26-30, Nishiazabu 2-chome, Minato-ku, Tokyo 106-8620, Japan, telephone +81-3-3406-2844 / facsimile +81-3-6418-2533 or our U.S. counsel, David A. Sneider, Alan G. Cannon, or Mohan Nadig of Simpson Thacher & Bartlett LLP, Ark Mori Building, 37th Floor, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6037, Japan, telephone + 81-3-5562-6200 / facsimile + 81-3-5562-6202.

Kindly acknowledge your receipt of the enclosed materials by stamping the enclosed receipt copy and returning the same to the undersigned in the enclosed, postage-paid envelope.

Very truly yours,

FUJI PHOTO FILM CO., LTD.



Junji Okada
General Manager
IR Office,
Corporate Planning Headquarters

Enclosures

cc: David A. Sneider, Esq.
Alan G. Cannon, Esq.
Mohan Nadig, Esq.

[Translation: For reference only]

FUJI PHOTO FILM CO., LTD.
Stock Exchange Code: 4901

[**Disclaimer**: Please note that the following purports to be an accurate translation from the original Notice of Convocation of the 110th Ordinary General Meeting of Shareholders of FUJI PHOTO FILM CO., LTD. prepared for the convenience of shareholders outside Japan with voting rights, just for reference. In the case of any discrepancy between this translation and the Japanese original, the latter shall prevail. Please also be advised that certain expressions for domestic voting procedures that are not applicable to the aforesaid shareholders are omitted or modified to avoid confusion.]

June 5, 2006

To Our Shareholders:

NOTICE OF CONVOCATION OF THE 110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 110th Ordinary General Meeting of Shareholders of FUJI PHOTO FILM CO., LTD. The meeting will be held as described below.

In the event you are unable to attend the Meeting, we would be grateful if you would take necessary procedure to exercise your voting rights upon the following matters for resolutions that can be reviewed in the attached "Reference Materials Concerning Exercise of Voting Rights".

Yours very truly,

FUJI PHOTO FILM CO., LTD. ("the Company")
210 Nakanuma, Minami-Ashigara-shi
Kanagawa, Japan

By: SHIGETAKA KOMORI
President and Representative Director

[Translation: For reference only]

PARTICULARS

1. **Date and Time of the Meeting:** 10:00 a.m., **Thursday, June 29, 2006**
2. **Place of the Meeting:** Tokyo Head Office of the Company
   26-30, Nishiazabu 2-chome, Minato-ku,
   Tokyo, Japan
3. **Agenda of the Meeting:**

Matters for Reporting:

1. Report on the Business Report, the Consolidated Balance Sheet and the Consolidated Statement of Income and the Results on the Audits of Consolidated Accounting Documents by the Independent Public Accountants and the Board of Corporate Auditors for the 110th Business Term (from April 1, 2005 to March 31, 2006).

2. Report on the Non-Consolidated Balance Sheet and the Non-Consolidated Statement of Income for the 110th Business Term (from April 1, 2005 to March 31, 2006).

Matters for Resolution:

First Proposition: **Approval of the Proposed Appropriation of Retained Earnings for the 110th Business Term**

Second Proposition: **Approval of the Company Split Plan**

Third Proposition: **Partial Amendments to the Articles of Incorporation of the Company**

Fourth Proposition: **Election of Sixteen (16) Directors**

Fifth Proposition: **Election of Two (2) Corporate Auditors**

Sixth Proposition: **Granting of Retirement Gratuities to Retiring Directors**

Seventh Proposition: **Granting of Retirement Gratuities to Retiring Corporate Auditors**

[Translation: For reference only]

REFERENCE MATERIALS CONCERNING EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all shareholders: 5,095,934

2. Matters for Reference concerning Propositions :

First Proposition: Approval of the Proposed Appropriation of Retained Earnings for the 110th Business Term

The proposal for appropriation of retained earnings is as stated on page 27, Exhibit 8 of the original Japanese document. [Please refer to page 4 of this abridged English translation.]

The Company's basic policy for the distribution of profits is to provide shareholders with stable and continued dividends as well as to maintain sufficient internal reserves to strengthen management foundation, permitting it to support an aggressive expansion of its business activities while being prepared for sudden changes in the business environment.

It is proposed that year-end cash dividends be ¥12.50 per share for the business term under review and thus the total dividends for the year amount to ¥25.00 per share including the interim dividend in the amount of ¥12.50 per share declared in December 2005. As a consequence, the dividend payout ratio will be 29.4% and dividends as a percentage of shareholders' equity will be 0.8%.

The business environment surrounding the Company has become severe. Under such circumstances, the Company proposes to appropriate internal reserves for various kinds of investments for fundamental structural reforms of the imaging field, for expansion and acceleration in the existing growth areas, and for targeting at early creation of new business and new products forging the future of the Company further to strengthen the management bases.

With respect to bonus allowances to Directors and Corporate Auditors, taking into consideration the results of operation for the term under review and other various conditions, we propose to pay a total of ¥96,000,000 to sixteen (16) Directors as a group and ¥7,200,000 to four (4) Corporate Auditors as a group. We also propose that the determination of a specified amount payable to each respective Directors and Corporate Auditors will be entrusted in the case of Directors to the Board of Directors and in the case of Corporate Auditors to deliberation of Corporate Auditors.

[Translation: For reference only]

[Inserted]

Proposed Appropriation of Retained Earnings for the 110th Business Term:

(Unit: yen)

Unappropriated retained earnings		**52,521,111,884**
Reversal of voluntary reserve		
Reversal of reserve for accelerated depreciation	950,216,259	
Reversal of reserve for deferred capital gain for reinvestment in property	109,332,362	
		1,059,548,621
Total		**53,580,660,505**
Appropriation of retained earnings:		
Dividends (¥12.50 per share)	6,378,324,950	
Bonuses for Directors	96,000,000	
Bonuses for Corporate Auditors	7,200,000	
Reserve for accelerated depreciation	1,852,890,461	
General reserve	30,000,000,000	**38,334,415,411**
Retained earnings carried forward		**15,246,245,094**

(Note) The Company declared interim dividends totaling ¥6,367,054,600 (¥12.50 per share) on December 2, 2005.

[Translation: For reference only]

Second Proposition: Approval of the Company Split Plan

1. Reasons necessitating company split

The Company considers that it is currently in "the Second Inauguration (Foundation) Period", aiming at the targets provided in the medium-term management plan "VISION 75". It promotes new growth strategy, including active investments in businesses expected to grow and creation of new businesses through M&A and enhancement of R&D. Furthermore, in order to develop to the full extent the concept of "Enhancement of consolidated management" which is one of the three basic strategies listed in "VISION 75", for the purpose of firmly establishing a new management system based on the growth of the entire group, we intend to shift to a holding-company structure on this occasion.

The Company will change its trade name to "FUJIFILM Holdings Corporation", which will be a holding company as from October 1, 2006. A company split will establish "FUJIFILM Corporation", a wholly owned company, to which the Company will transfer all of its businesses.

The holding company will engage in the strategic management of the entire group which will consist of two major business companies, "FUJIFILM Corporation" and "Fuji Xerox Co., Ltd." under its umbrella. Under this system, the holding company, as the core of the group, will strongly promote ideas of "optimize the allocation of resources", "broaden the scope for collaboration areas", "raising and utilizing personal resources" and "enhancing efficiency of common facilities" so that we are able to enhance further the corporate value of the Company group.

2. Content of the Company Split Plan

(1) Company Split Plan (copy)

Company Split Plan

The Company (the trade name of which is scheduled to change to FUJIFILM Holdings Corporation as from October 1, 2006; hereinafter referred to as the "Splitting Company") will carry out a company split (hereinafter referred to as the "Subject Split") so that the Splitting Company will cause FUJIFILM Corporation (hereinafter referred to as the "New Company") to be newly established and to succeed to all businesses of the Splitting Company (hereinafter referred to as the "Subject Business"). The Splitting Company will become a holding company, which will enhance the optimum efficiency of the management of the entire group. The content of the Company Split Plan is as follows:

1. The Articles of Incorporation of the New Company

The provisions of the Articles of Incorporation of the New Company are set forth in "Articles of Incorporation of FUJIFILM Corporation" in the Attachment. [page 9 to 13 of

this translation.]

2. Matters relating to kind, number and allotment of shares to be issued by the New Company upon the company split

   Upon the Subject Split the New Company will issue 1,000 shares all of which will be allotted and delivered to the Splitting Company.

3. Matters relating to an amount of capital and additional paid-in capital

   Amount of capital: ¥40,000 million
   Additional paid-in capital: Surplus under Article 288-2, Paragraph 1, Item 3-2 of the Commercial Code.

4. Split distribution money

   The New Company will not pay any split distribution money.

5. Matters relating to rights and duties the New Company succeeds to from the Splitting Company

(1) In connection with the Subject Split, the New Company will succeed to all assets, liabilities, rights and duties, and positions under the contracts (including the labor contracts with employees engaging in the Subject Business) that the Splitting Company holds on the date preceding the Splitting Date; provided, however, that the matters stated in items (i) to (xi) will be excluded:

- (i) A part of cash and cash in deposits (other than necessary amount for working capital of the New Company);
- (ii) Fixed assets connected with the new head office building and claims and liabilities relating to such assets;
- (iii) A part of software and claims and liabilities relating to such assets;
- (iv) A part of "securities held for the other purposes";
- (v) Shares of Fuji Xerox Co., Ltd.;
- (vi) Advances to Fuji Xerox Co., Ltd.;
- (vii) A part of "other investment assets";
- (viii) A part of allowances;
- (ix) A part of delayed tax assets and liabilities which is not succeeded to by the New Company from the Splitting Company due to timing difference;
- (x) Liabilities relating to taxes and public imposition and social insurance;
- (xi) Bond with stock acquisition rights

(2) After the Subject Split, the Splitting Company will continue to be liable for all liabilities succeeded by the New Company jointly and severally with the New Company, and in the event that the Splitting Company pays any and all of such liabilities, the New Company will

immediately repay the Splitting Company all of the amounts paid together with costs and expenses required for the payment based on the Splitting Company's request.

6. Time to split (Splitting Date)

The Splitting Date of the Subject Split will be October 1, 2006; provided, however, that in the event of any urgent matter relating to proceeding with the procedure, it may be changed by resolution of the Board of Directors of the Splitting Company.

7. Limit on amount of dividend to be distributed by the Splitting Company prior to the Splitting Date

The Splitting Company may pay a dividend at the rate of the maximum of ¥12.50 per share (for a maximum total of ¥6,378,324,950) to the shareholders entered in the last share register of the Splitting Company as of March 31, 2006.

8. Names of Directors of the New Company

Directors of the New Company are as follows:
Shigetaka Komori, Toshio Takahashi, Hisatoyo Kato, Tadashi Sasaki, Shinpei Ikenoue, Kohtaro Nakamura, Nobuhira Takagi, Koji Kamiyama, Tsutomu Sugisaki, Noboru Sasaki, Hisamasa Abe, Akio Mitsui, Yuzo Toda

9. Names of Corporate Auditors of the New Company

Corporate Auditors of the New Company are as follows:
Masahiro Miki, Kiichiro Furusawa, Keiichi Inuzuka

10. Name of Accounting Auditor of the New Company.

The Accounting Auditor of the New Company is Ernst & Young ShinNihon.

11. Duties not to engage in competitive business

The Splitting Company may engage in business competitive to the Subject Business after the Subject Split takes effect.

12. Changes in the terms and conditions

In the event that the financial conditions or the management status of the Splitting Company have changed substantially due to natural calamities or other matters during the period from the date on which the Company Split Plan is finally prepared to the Splitting

Date, the Splitting Company may change the Company Split Plan or stop the Subject Split.

13. Matters not provided herein

In addition to anything provided in this Company Split Plan, the Splitting Company will determine any matters necessary for the Subject Split in accordance with the purpose of the Subject Split.

April 27, 2006

FUJI PHOTO FILM CO., LTD.
210 Nakanuma, Minami-Ashigara-shi,
Kanagawa, Japan
Shigetaka Komori
Representative Director and President

[Translation: For reference only]

Attachment

Articles of Incorporation
of
FUJIFILM Corporation

Chapter I: General Provisions

Article 1.

The company is called Fuji Film *Kabushiki Kaisha* (FUJIFILM Corporation in English).

Article 2.

(1) The purpose of the company is to engage in the following businesses:

(i) Manufacture and sale of photo sensitive materials and various photo materials;
(ii) Manufacture and sale of photographic chemicals and various photo equipment and items;
(iii) Manufacture and sale of optical machines and equipment and lenses;
(iv) Manufacture and sale of various papers;
(v) Manufacture and sale of electric and magnetic machines and equipment and various related items;
(vi) Sales of communication machines and equipment;
(vii) Manufacture and sale of machines and equipment for office use, medical use, veterinary use, for use of physics and chemistry and for use of industry and related various items;
(viii) Manufacture and sale of medicines, quasi-medicines, veterinary medicines, agricultural chemicals, reagents and related various items;
(ix) Manufacture and sale of functional cosmetics and functional foods;
(x) Manufacture and sale of raw materials, semi-finished products and by-products relating to the items of each of the preceding sections above;
(xi) Design, manufacture, and sale and technical guidance of various manufacturing facilities and equipment relating to each of the preceding sections above;
(xii) Electric communication business;
(xiii) Leasing and renting and management of real estate; and
(xiv) Agency business of non-life insurance and business relating to subscription of life insurance.

(2) The company may engage in any business relating to or pertinent to the businesses of Paragraph (1) above.

Article 3.

The company sets forth its head office in Minato-ku, Tokyo.

Article 4.

The company, in addition to the general meeting of shareholders and the Directors, sets forth the following organizations:

(1) Board of Directors;
(2) Corporate Auditors;
(3) Board of Corporate Auditors; and
(4) Accounting Auditor.

Article 5.

The public notice of the company shall be made in the National Gazettes.

Chapter II: Shares

Article 6.

The total number of shares the company may issue is 4,000 shares.

Article 7.

Obtaining shares by way of transfer shall be subject to approval of the Board of Directors.

Article 8.

Procedure for handling shares of the company and fees therefor, in addition to the laws and ordinances and the Articles of Incorporation, shall be established by the Board of Directors.

Article 9.

In connection with offering under Article 199, Paragraph 1 of the Corporate Law, in the event of granting shareholders rights to receive shares to be alloted, the Board of Directors shall determine by its resolution matters provided in the same Paragraph of the same Article and each Item of Paragraph 1 of Article 202 of the same Law.

Chapter III: General Meeting of Shareholders

Article 10.

(1) The ordinary general meeting of shareholders of the company shall be convened in June each year and the extraordinary general meeting of shareholders shall be convened from time to time when necessary.

(2) The company shall hold the general meeting of shareholders in Tokyo.

Article 11.

The record date for the voting rights of the ordinary general meeting of shareholders of the company shall be March 31 each year.

Article 12.

(1) Director and President shall convene and preside over the general meeting of shareholders.

(2) In the event that Director and President is prevented from so acting, other Director shall convene and preside over the general meeting of shareholders in accordance with the order previously determined by the Board of Directors.

Article 13.

(1) Any resolution of the general meeting of shareholders shall, except as otherwise provided in the laws and ordinances and the Articles of Incorporation, be adopted by a majority of the voting rights of shareholders present and exercisable thereat.

(2) Resolutions provided in Article 309, Paragraph 2 of the Corporate Law shall be adopted by two-thirds or more of the voting rights of shareholders present and a quorum shall be the presence of shareholders having majority of all the exercisable voting rights.

Article 14.

A shareholder may exercise the voting rights through appointing another shareholder as a proxy.

Chapter IV: Directors and Board of Directors

Article 15.

The number of Directors of the company shall be seventeen (17) or less.

Article 16.

(1) Directors shall be elected by the general meeting of shareholders.

(2) Resolution electing Directors shall be adopted by a majority of the voting rights of shareholders present and a quorum shall be the presence of shareholders having one-third of all the exercisable voting rights.

(3) Resolution electing Directors shall not be by cumulative voting.

Article 17.

The term of office of Directors shall be until the close of the ordinary general meeting of shareholders held with respect to the final business year ending within one year after the election.

Article 18.

(1) The Board of Directors shall elect Representative Director by its resolution.

(2) The Board of Directors may determine one Director and Chairman and one Director and President by its resolution.

Article 19.

(1) The Board of Directors shall, except as otherwise provided in the laws and ordinances, be convened and presided over by Director and President.

(2) In the event that Director and President is absent or prevented from so acting, other Director shall convene and preside over the Board of Directors in accordance with the order previously determined by the Board of Directors.

Article 20.

Notice to convene the Board of Directors shall be dispatched three (3) days prior to the date of the meeting to each Director and each Corporate Auditor; provided, however, that in the event of urgency, this period may be shortened.

Article 21.

The company will deem resolution adopted at the Board of Directors when the requirements of Article 370 of the Corporate Law are met.

Article 22.

Matters relating to the Board of Directors shall, except as provided in the laws and ordinances and the Articles of Incorporation, be governed by the Regulations of the Board of

Directors to be established by the Board of Directors.

Chapter V: Corporate Auditors and Board of Corporate Auditors

Article 23.

The number of Corporate Auditors shall be three.

Article 24.

(1) Corporate Auditors shall be elected by the general meeting of shareholders.

(2) Resolution electing Corporate Auditors shall be adopted by a majority of the voting rights of shareholders present and a quorum shall be the presence of shareholders having one-third of all the exercisable voting rights.

Article 25.

(1) The term of office of Corporate Auditors shall be until the close of the ordinary general meeting of shareholders held with respect to the final business year ending within four years after the election.

(2) The term of office of Corporate Auditor elected to fill a vacancy caused by resignation of Corporate Auditor shall be until expiration of the term of office of the Corporate Auditor so resigned.

Article 26.

The Board of Corporate Auditors shall elect Full-time Corporate Auditors by its resolution.

Article 27.

Notice to convene the Board of Corporate Auditors shall be dispatched three (3) days prior to the date of the meeting to each Corporate Auditor; provided, however, that in the event of urgency, this period may be shortened.

Article 28.

Matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors.

Chapter VI: Accounting

Article 29.

The business year of the company shall be from April 1 of each year to March 31 of the next year.

Article 30.

(1) The record date for year-end dividend shall be March 31 each year.

(2) The company may pay interim dividend on September 30 each year as the record date upon resolution of the Board of Directors.

(3) In the event that assets to be distributed as dividend are cash, the company shall be exempt from the obligation to pay dividend if it is not received for full three years following the payment commencing date.

(4) Unpaid dividend shall not accrue interest.

Chapter VII: Supplementary Provisions

Article 31.

The total number of shares issued upon establishment of the company is 1,000 shares of common stock.

Article 32.

The first business year of the company is the date of incorporation of the Company to March 31, 2007.

- End -

(2) Reference Matters of the Company Split Plan

① Reference matters relating to Directors

Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
Shigetaka Komori (Sep. 5, 1939)	April 1963 January 1995 November 1999 June 2000	Joined the Company Director of the Company Managing Director of the Company President & Director of the Company (to present)	15,210 (common stock)
Toshio Takahashi (Jul. 31, 1942)	April 1965 June 2000 June 2002 June 2003 June 2005 June 2005	Joined the Company Corporate Vice President of the Company Corporate Auditor of the Company Director & Senior Vice President of the Company Director & Executive Vice President of the Company (to present) Chief Financial Officer、In charge of IT Strategy, Marketing Business Strategy in China, FUJIFILM WAY, Photo Imaging Products Business . Graphic Systems Business, and Industrial Products Business, General Manager of Corporate Planning Division (to present)	7,200 (common stock)
Hisatoyo Kato (May 25, 1944)	April 1969 June 2000 June 2003 June 2005	Joined the Company Corporate Vice President of the Company Director & Senior Vice President of the Company (to present) General Manager of Medical Systems Business Division (to present)	4,331 (common stock)
	Representation of Other Companies: President & Director of FUJIFILM MEDICAL CO., LTD		
Tadashi Sasaki (Aug. 24, 1946)	April 1971 June 2002 June 2004 June 2005	Joined the Company Corporate Vice President of the Company (to present) Director of the Company (to present) General Manager of Recording Media Products Division (to present)	4,675 (common stock)
Shinpei Ikenoue (Feb. 13, 1946)	April 1970 June 2002 June 2004 April 2006	Joined the Company Corporate Vice President of the Company (to present) Director of the Company (to present) General Manager of Research & Development Management Headquarters (to present)	3,600 (common stock)

[Translation: For reference only]

Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
Kohtaro Nakamura (Aug. 15, 1946)	April 1972	Joined the Company	1,900 (common stock)
	June 2002	Corporate Vice President of the Company (to present)	
	June 2004	Director of the Company (to present)	
	October 2005	In charge of Global Manufacturing Strategy of Photo Sensitized Products and General Manager of Kanagawa Factory (to present)	
Nobuhira Takagi (Jun. 17, 1945)	April 1968	Joined the Company	3,831 (common stock)
	June 2003	Corporate Vice President of the Company (to present)	
	June 2003	In charge of Raw Material / Materials Procurement (to present)	
	June 2005	Director of the Company (to present)	
Koji Kamiyama (Dec. 25, 1946)	April 1971	Joined the Company	1,300 (common stock)
	June 2003	Corporate Vice President of the Company (to present)	
	June 2005	Director of the Company (to present)	
	April 2006	General Manager of Advanced Core Technology Laboratories, Research & Development Management Headquarters (to present)	
Tsutomu Sugisaki (Jul. 4, 1946)	April 1970	Joined the Company	2,100 (common stock)
	June 2003	Corporate Vice President of the Company (to present)	
	June 2005	Director of the Company (to present)	
	June 2005	General Manager of Electronic Imaging Products Division (to present)	
	Representation of Other Companies: President & Director of FUJIFILM PHOTONIX CO., LTD		
Noboru Sasaki (Jul. 18, 1948)	April 1973	Joined the Company	2,600 (common stock)
	June 2004	Corporate Vice President of the Company (to present)	
	June 2005	Director of the Company (to present)	
	April 2006	General Manager of Business Development Division, In charge of Flat Panel Display Materials Division (to present)	
Hisamasa Abe (Feb. 13, 1947)	April 1971	Joined the Company	1,931 (common stock)
	June 2000	General Manager of Production Division No.1, Fujinomiya Factory	
	June 2004	Corporate Vice President of the Company (to present)	
	June 2004	General Manager of Fujinomiya Factory (to present)	
	June 2005	In charge of Fujinomiya Factory and Yoshida-Minami Factory (to present)	

Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
Akio Mitsui (May 5, 1947)	April 1972 January 2004 June 2004 June 2004 June 2005	Joined the Company General Manager of Imaging Materials Research Laboratories of Material Research Division, Research & Development Management Headquarters Corporate Vice President of the Company (to present) Deputy General Manager of Intellectual Property Division, Research & Development Management Headquarters In charge of Global Manufacturing Strategy of Fine Chemicals (to present)	3,200 (common stock)
Yuzo Toda (Jul. 21, 1946)	April 1973 October 1998 June 2004 June 2004 April 2005	Joined the Company Chief Technical Scientist of Fuji Photo Film B.V. (Netherlands) Corporate Vice President of the Company (to present) General Manager of Life Science Laboratories, Research & Development Management Headquarters (to present) General Manager of Life Science Division (to present)	1,000 (common stock)
	Representation of Other Companies: President & Director of FUJIFILM CMIC HEALTHCARE CO., LTD.,		

Note 1. Mr. Yuzo Toda is the Representative Director of FUJIFILM CMIC HEALTHCARE CO., LTD., with which FUJIFILM Corporation will have transactions in the life science field.

Note 2. Any special interest will not occur between other candidates for Directors and FUJIFILM Corporation.

② Reference matters relating to Corporate Auditors

Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
Masahiro Miki (Feb. 12, 1945)	April 1968 June 2000 June 2004	Joined the Company General Manager of Accounting Division Full-time Corporate Auditor of the Company (to present)	1,300 (common stock)

[Translation: For reference only]

Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
Kiichiro Furusawa (Mar. 12, 1939)	April 1999	President of The Mitsui Trust and Banking Company, Limited	0 (common stock)
	April 2000	President of The Chuo Mitsui Trust and Banking Company, Limited	
	February 2002	President of Mitsui Trust Holdings, Inc.	
	June 2003	Chairman and President of Mitsui Trust Holdings, Inc. (to present)	
	June 2003	Corporate Auditor of the Company (to present)	
	Representation of Other Companies: Chairman and President of Mitsui Trust Holdings, Inc.		
Keiichi Inuzuka (Apr. 19, 1944)	April 1967	Joined the Company	3,600 (common stock)
	April 2003	Corporate Vice President of the Company (to present)	
	June 2005	Director of the Company (to present)	
	June 2005	General Manager of Secretary Office, General Administration Division and Legal Division (to present)	

Note 1. Any special interest will not occur between each of the candidates and FUJIFILM Corporation.

Note 2. Each of the candidates is candidate for outside Corporate Auditors of FUJIFILM Corporation.

③ Reference matters relating to Accounting Auditor

(As at March 31, 2006)

Name	Ernst & Young ShinNihon
Offices	Principal office: Hibiya Kokusai Building, 2-3,Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo Other offices: 35 offices in Japan; 8 communicating offices 21 liaison offices overseas
History	April 1, 2000, Incorporation (resulting from a merger between Ota & Showa Audit Corporation and Century Audit Corporation) July 1, 2001, the name changed to Ernst & Young ShinNihon
Number of persons constituting the entity	Members (certified public accountants): 537 Employees Certified public accountants: 1,093 Certified public accountant trainees: 1,160 Others: 661 Total 3,451 (excluding part-timers)

3. Explanation with respect to allotment of shares pursuant to Article 374-2, Paragraph 1, Item 2 of the Commercial Code

Reasons for allotment of shares (copy)

The Company is scheduled to carry out a company split with the Splitting Date on October 1, 2006 so that the Company will cause FUJIFILM Corporation to be newly established and to succeed to all businesses of the Company pursuant to the Company Split Plan, which was approved at the meeting of the Board of Directors held on April 27, 2006.

The Company will become a holding company, which will enhance the strategic management of the group, optimize the allocation of resources and broaden the scope for collaboration among Group companies so as to further enhance consolidated management to the full extent.

For the reasons above, the the New Company will allot all of 1,000 shares issued upon the company split to the Company so that it will be a wholly-owned subsidiary of the Company.

- End -

4. Explanation with respect to expectation for performance of liabilities each company is to owe pursuant to Article 374-2, Paragraph 1, Item 3 of the Commercial Code

Reason for expectation for performance
of liabilities each company is to owe (copy)

While the Company ("Splitting Company") is scheduled to carry out a company split with the Split Date on October 1, 2006 ("Subject Split") so that the Company will cause FUJIFILM Corporation ("New Company") to be newly established and to succeed to all businesses of the Company pursuant to the Company Split Plan, which was approved at the meeting of the Board of Directors held on April 27, 2006, in our judgment, the Splitting Company and the New Company are expected to perform the respective liabilities they will owe as follows:

1. With respect to the Splitting Company:

   (1) Assets and liabilities of the balance sheet of the Splitting Company as at March 31, 2006 are ¥1,868,397 million and ¥262,586 million, respectively.

   (2) In connection with the Subject Split, since the Splitting Company will be allotted all the shares the New Company will issue upon the split, net assets of the Splitting Company after the Subject Split will not deviate largely from those before the Subject Split so that assets of the Splitting Company after the Subject Split will be

substantially in excess of liabilities after the Subject Split.

(3) In the light of the business forecast of the Splitting Company after the Subject Split, any event and condition adversely affecting performance of the liabilities that the Splitting Company will owe are not expected to occur at the present time.

(4) Accordingly, in our judgment, the Splitting Company is expected to perform the liabilities that the Splitting Company will owe after the Subject Split.

2. With respect to the New Company

(1) In connection with the subject Split, since the New Company will succeed to all of the latter's assets, liabilities, rights and duties, and positions under the contracts from the Splitting Company except for the items specified in the Company Split Plan, it is expected that assets of the New Company will be substantially in excess of liabilities in the light of the assets and liabilities of the balance sheet of the Splitting Company as at March 31, 2006.

(2) In the light of the business forecast of the New Company after the Subject Split, any event and condition adversely affecting performance of the liabilities that the New Company will owe are not expected to occur at the present time.

(3) Accordingly, in our judgment, the New Company is expected to perform the liabilities that the New Company will owe after the Subject Split.

\- End -

5. Content of Balance Sheet and Income Statement under Article 374-2, Paragraph 1, Items 4 to 7 of the Commercial Code

For the content of the balance sheet and income statement prepared within six months prior to the date of this ordinary general meeting of shareholders, reference is made to attached documents 6 and 7 (on pages 24 and 25 of the original Japanese document .[Please refer to page 44 and 45 of this abridged English translation.]. Furthermore, these are the final balance sheet and income statement.

[Translation: For reference only]

Third Proposition: Partial Amendments to the Articles of Incorporation of the Company

We propose that parts of the Articles of Incorporation will be amended to "Proposed Amendments I of Articles of Incorporation" and "Proposed Amendments II of Articles of Incorporation" in the comparison table. (on pages 23 to 37 in this translation).

Furthermore, with respect to "Proposed Amendment I of Articles of Incorporation", the amendments will take effect when they are approved at the general meeting of shareholders, and with respect to "Proposed Amendment II of Articles of Incorporation", the amendments will take effect on the Splitting Date (scheduled October 1, 2006) subject to approval of the Second Proposition, i.e. the "Company Split Plan".

1. Reasons for the amendments
   "Proposed Amendments I of Articles of Incorporation" (taking effect when approved at the Meeting)

   (1) To prepare the development of business hereafter, the purposes of business are added under Article 2, paragraph 1 of "Proposed Amendment I of Articles of Incorporation", and the number of items is renumbered in connection therewith.
   (2) The enforcement of the Corporate Law (Law No. 86 of 2006) as from May 1, 2006 requires certain amendments, and new provisions relating to the execution of liability restricting contracts with outside Directors will be proposed.

      ① Article 4 of "Proposed Amendment I of Articles of Incorporation" will be newly established providing for setting forth the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditor as organizations of the Company.
      ② Article 8 of "Proposed Amendment I of Articles of Incorporation" will be newly established providing for the issue of share certificates.
      ③ Article 10 of "Proposed Amendment I of Articles of Incorporation" will be newly established providing for restricting rights of shares constituting less than one unit not having voting rights at the general meeting of shareholders to the reasonable extent in comparison with the rights of shares constituting one unit.
      ④ Article 17 of "Proposed Amendment I of Articles of Incorporation" will be newly established enabling the Company to provide to the Internet information for the items and matters described or indicated in the reference materials for the general meeting of shareholders, business report, accounting documents and consolidated accounting documents pursuant to the Ordinance of the Ministry of Justice.
      ⑤ Article 26 of "Proposed Amendment I of Articles of Incorporation" will be newly established enabling the Board of Directors to adopt resolutions in

writing as necessity arises for the purpose of flexible and efficient management of the Board of Directors.

⑥ The Company has already provided that liabilities of Directors and Corporate Auditors may be exempted to the extent provided for the laws and ordinances by virtue of the Commercial Code under Articles 22 and 28, respectively, of the current Articles of Incorporation. According to the enforcement of the Corporate Law, the subject Articles will be amended to Article 28, Paragraph 1 and Article 35, Paragraph 1, respectively, of "Proposed Amendment I of Articles of Incorporation", however, liabilities resulting form Directors' and/or Corporate Auditors' acts prior to the enforcement of the Corporate Law may be exempted by resolution of the Board of Directors.

⑦ To assist outside Directors and outside Corporate Auditors in performing their expected functions to the full extent, Article 28, Paragraph 2 and Article 35, Paragraph 2 will be newly provided for enabling the Company to execute liabilities restricting contracts with outside Directors and outside Corporate Auditors.

With respect to submission of Article 28 of "Proposed Amendment I of Articles of Incorporation" to the general meeting of shareholders, unanimous consent has been obtained from the Board of Corporate Auditors.

⑧ In addition, the wordings used in the Corporate Law will require for changes, partial changes in expressions, changes in letters, and overall arrangement for the structure will be made.

(3) The current Article 4 will be amended in order to adopt electronic public notice as a method of giving pubic notices.

(4) According to provisions newly established and eliminated, the number of Articles will be renumbered.

[Translation: For reference only]

"Proposed Amendment II of Articles of Incorporation" (taking effect as from the Split Date)

As stated in the Second Proposition, the Company will establish a wholly-owned subsidiary engaged in operating business divisions through a company split, the Company will be scheduled to become a holding company. In connection therewith, the trade name and the purpose of business will be changed, the head office will move to Minato-ku, Tokyo from Minami-Ashigara-shi, Kanagawa, Japan, the provision relating to the place in which the general meeting of shareholders is held will be amended and the number of Directors provided in the Articles of Incorporation will be changed.

[Translation: For reference only]

"Proposed Amendment I of Articles of Incorporation" (taking effect as from the time approved and resolved at the general meeting of shareholders)

(Parts proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments II of Articles of Incorporation
Chapter I **General Provisions**	**Chapter I** **General Provisions**
Article 1.	Article 1.
The Company is called Fuji Shashin Film *Kabushiki Kaisha* (Fuji Photo Film Co., Ltd. in English).	(Same as the current provision)
Article 2.	Article 2.
(1) The purpose of the Company is to engage in the following businesses:	(1) (Same as the current provision)
(i) Manufacture and sale of photo sensitive materials and various photo materials;	(i) (Same as the current provision)
(ii) Manufacture and sale of photographic chemicals and various photo equipment and items;	(ii) (Same as the current provision)
(iii) Manufacture and sale of optical machines and equipment and lenses;	(iii) (Same as the current provision)
(iv) Manufacture and sale of various papers;	(iv) (Same as the current provision)
(v) Manufacture and sale of electric and magnetic machines and equipment and various related items;	(v) (Same as the current provision)
(New provision)	<u>(vi)</u> <u>Sales of communication machines and equipment;</u>
<u>(vi)</u> Manufacture and sale of machines and equipment for office use, medical use, veterinary use, for use of physics and chemistry and for use of industry and related various items;	<u>(vii)</u> (Same as the current provision)
<u>(vii)</u> Manufacture and sale of medicines, quasi-medicines, veterinary medicines, agricultural chemicals, reagents and related various items;	<u>(viii)</u> (Same as the current provision)

Current	Proposed
(New provision)	(ix) Manufacture and sale of functional cosmetics and functional foods;
(viii) Manufacture and sale of raw materials, semi-finished products and by-products relating to the items of each of the preceding sections above;	(x) (Same as the current provision)
(ix) Design, manufacture, and sale and technical guidance of various manufacturing facilities and equipment relating to each of the preceding sections above;	(xi) (Same as the current provision)
(New provision)	(xii) Electric communication business;
(x) Leasing and renting and management of real estate; and	(xiii) (Same as the current provision)
(xi) Agency business of non-life insurance and business relating to subscription of life insurance.	(xiv) (Same as the current provision)
(2) The Company may engage in any business relating to or pertinent to the businesses of Paragraph (1) above.	(2) (Same as the current provision)
Article 3. The Company sets forth its head office in Minami-Ashigara-Shi, Kanagawa.	Article 3 (Same as the current provision)
(New provision)	Article 4. The Company, in addition to the general meeting of shareholders and the Directors, sets forth the following organizations: ①Board of Directors; ②Corporate Auditors; ③Board of Corporate Auditors; ④Accounting Auditor.
Article 4. The public notice of the Company shall be made in the *Nihon Keizai Shimbun* published in Tokyo.	Article 5. The public notice of the Company shall be made electronically; provided, however, that in the event that the electronic public notice cannot be made due to any accident or unavoidable event, the public notice shall be made in the *Nihon Keizai Shimbun*.

Chapter II **Shares**	**Chapter II** **Shares**
Article 5. The total number of shares the Company may issue is 800,000,000 shares.	Article 6. The total number of shares issuable by the Company is 800,000,000 shares.
Article 6. The Company may purchase its own shares upon resolution of the Board of Directors pursuant to Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	Article 7. The Company may purchase its own shares through transactions, etc. in the market upon resolution of the Board of Directors pursuant to Article 165, Paragraph 2 of the Corporate Law.
(New provision)	Article 8. The Company shall issue certificates for shares.
Article 7. (1) The number of one unit of shares of the Company shall be 100 shares. (2) The Company shall not issue certificates for shares constituting less than one unit of shares ("less-than-one-unit of shares").	Article 9. (1) The number of one unit of shares of the Company shall be 100 shares. (2) Notwithstanding the provision of the preceding Article, the Company shall not issue shares constituting less than one unit of shares; However, the foregoing shall not be applicable in the event that the Share Handling Regulations otherwise provide.
(New provision)	Article 10. Shareholders (including beneficial shareholders; the same applicable hereinafter) of the Company shall not exercise the rights other than the rights stated below with respect to shares constituting less than one unit of shares: ①the rights stated in Article 189, Paragraph 2, each Item of the Corporate Law; ②the right to demand pursuant to Article 166,Paragraph 1 of the Corporate Law; ③the right to be allotted offered shares and stock acquisition rights in response to the number of shares owned by shareholders; and ④ the right to demand pursuant to the following Article.

[Translation: For reference only]

Article 8. The denomination of shares, the registration of transfer of shares, any entry to or recording in the beneficial shareholders and matters relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.	(Deleted)
Article 9. Shareholders of the Company (including beneficial shareholders; the same applicable hereinafter) may request the Company to sell such number of shares as will constitute one unit of shares together with the shares constituting less than one unit of shares held under the Share Handling Regulations.	Article 11. Shareholders of the Company (including beneficial shareholders; the same applicable hereinafter) may request the Company to sell such number of shares as will constitute one unit of shares together with the shares constituting less than one unit of shares held under the Share Handling Regulations.
Article 10. (1) The Company shall deem shareholders whose names have been stated or recorded in the last register of shareholders (including the beneficial shareholders; the same applicable hereinafter) each date of settlement (March 31 each year) as shareholders exercising the voting rights at the ordinary general meeting of shareholders. (2) In addition to the preceding Paragraph, when necessary, the Company may deem shareholders or registered pledgees whose names have been stated or recorded in the last register of shareholders on the specified date as shareholders exercising the rights by resolution of the Board of Directors upon public notice.	(Deleted)
Article 11. (1) The Company shall have a transfer agent, cause the transfer agent to handle the registration of transfer of shares, entry or recording of beneficial shareholders in the register of shareholders, registration of pledge on shares, indication of trusted assets, re-delivery of share certificates, purchase or sale of shares constituting less than one unit of shares, registration of lost share certificates and other matters relating to shares, but not handle them by itself.	Article 12. (1) The Company shall have a share registrar.

(New provision)	(2) The share registrar and the place of business shall be determined by resolution of the Board of Directors and public notice thereof shall be made.
(2) The register of shareholders of the Company and the register of lost share certificates shall be maintained at the place of business of the transfer agent.	(3) Preparation and maintenance of the register of shareholders of the Company (including the register of beneficial shareholders; the same applicable hereinafter), the register of stock acquisition rights and the register of lost share certificates and other matters relating to the register of shareholders, register of stock acquisition rights and register of lost share certificates shall be entrusted to the share registrar but shall not be handled by the Company.
(3) The transfer agent shall be appointed by resolution of the Board of Directors and public notice thereof shall be made.	(Deleted)
(New provision)	Article 13. Handling of shares of the Company and fees therefor shall be governed by the Share Handling Regulations to be established by the Board of Directors in addition to the laws and ordinances and the Articles of Incorporation.
Chapter III **General Meeting of Shareholders**	**Chapter III** **General Meeting of Shareholders**
Article 12.	Article 14.
(1) The ordinary general meeting of the Company shall be convened within three (3) months commencing the date following each settlement of accounts and extraordinary general meeting of shareholders shall be convened whenever necessary.	(1) The ordinary general meeting of the Company shall be convened in June each year and extraordinary general meeting of shareholders shall be convened from time to time when necessary.

Current	Proposed
(2) Except as otherwise provided in the laws and ordinances and the Articles of Incorporation, the President shall convene the ordinary general meeting of shareholders upon resolution of the Board of Directors and in the event that the President is prevented from so acting, other Director shall convene the general meeting of shareholders in accordance with the order previously determined by the Board of Directors.	(Deleted)
(3) The general meeting of shareholders may be convened in Minami-Ashigara-shi, Kanagawa and in addition, Minato-ku or Chiyoda-ku, Tokyo.	(Same as the current provision)
(New provision)	Article 15. The record date for the voting rights of the ordinary general meeting of shareholders shall be March 31 each year.
Article 13. (1) The President shall preside over the general meeting of shareholders. (2) In the event that the President is prevented from so acting, other Director shall preside over the general meeting of shareholders in accordance with the order previously determined by the Board of Directors.	Article 16. (1) The Director and President shall convene and preside over the general meeting of shareholders. (2) In the event that the Director and President is prevented from so acting, other Director shall convene and preside over the general meeting of shareholders in accordance with the order previously determined by the Board of Directors.
(New provision)	Article 17. In the event that the Company discloses information relating to matters stated or indicated in reference documents for the general meeting of shareholders, business report, accounting documents and consolidated financial statements via the Internet, the Company may deem that it has provided the same to shareholders.
Article 14. (1) Any resolution of the general meeting of shareholders shall, except as otherwise provided in the laws and ordinances and the Articles of Incorporation, be adopted by a majority of the voting rights of shareholders present thereat.	Article 18. (1)Any resolution of the general meeting of shareholders shall, except as otherwise provided in the laws and ordinances and the Articles of Incorporation, be adopted by a majority of the voting rights of shareholders present and exercisable thereat.

(2) Special resolutions provided in Article 343 of the Commercial Code shall be adopted by two-thirds or more of the voting rights of shareholders present and a quorum shall be one-third of all the voting rights of shareholders.	(2) Resolutions provided in Article 309, Paragraph 2 of the Corporate Law shall be adopted by two-thirds or more of the voting rights of shareholders present and exercisable and a quorum shall be one-third of all the voting rights of shareholders exercisable.
Article 15.	Article 19.
(1) A shareholder or his/her legal representative may exercise the voting rights through appointing other shareholders having voting rights as a proxy.	(1) A shareholder may exercise the voting rights through appointing another shareholder having voting rights as a proxy.
(2) In the case of the preceding Paragraph, a document showing the power of attorney shall be presented to the Company.	(2) A shareholder or his/her agent shall deliver a document showing the power of attorney to the Company at each general meeting of shareholders.
Chapter IV **Directors and Board of Directors**	**Chapter IV** **Directors and Board of Directors**
Article 16.	Article 20.
(1) The number of Directors of the Company shall be seventeen (17) or less and be elected by the general meeting of shareholders.	The number of Directors of the Company shall be seventeen (17) or less.
(2) Directors shall be elected by a majority of the voting rights of shareholders present at the general meeting with one-third or more of all the voting rights.	(Deleted)
(3) Election of Directors shall not be by cumulative voting.	(Deleted)
(New provision)	Article 21. (1) Directors shall be elected by the general meeting of shareholders. (2) Resolution electing Directors shall be adopted by a majority of the voting rights of shareholders present and a quorum shall be the presence of shareholders having one-third of all the exercisable voting rights. (3) Resolution electing Directors shall not be by cumulative voting.

Article 17. (1) The term of office of Directors shall terminate at the close of the ordinary general meeting of shareholders held with respect to the final settlement of account within one year after the assumption of office. (2) The term of office of Directors elected to fill a vacancy or for an increase of number of Directors shall be until the expiration of the term of office of other Directors.	Article 22. The term of office of Directors shall be until the close of the ordinary general meeting of shareholders held with respect to the final business term ending within one year after the election. (Deleted)
Article 18. (1) Representative Director shall be elected by resolution of the Board of Directors. (2) The Board of Directors may determine one Chairman, one Vice Chairman, one President and a few Senior Managing Directors and a few Managing Directors by its resolution. (3) Representative Director(s) each represents the Company.	Article 23. (1) The Board of Directors shall elect Representative Director by its resolution. (2) The Board of Directors may set forth one Director and Chairman, one Director and Vice Chairman, one Director and President and a few Directors and Vice Presidents by its resolution. (Deleted)
Article 19. (1) The Board of Directors shall dispatch a notice to convene the Board of Directors three (3) days prior to the date of meeting to each Director and each Corporate Auditor; provided, however, that in the event of urgency, this period may be shortened. (2) The Board of Directors shall, except as otherwise provided in the laws and ordinances, be convened and presided over by Chairman and in the event that Chairman is absent or prevented from so acting, other Director shall convene and preside over the Board of Directors in accordance with the order determined in advance by the Board of Directors. (New provision)	Article 24. (Deleted) (1) The Board of Directors shall, except as otherwise provided in the laws and ordinances, be convened and presided over by the Director and Chairman. (2) In the event that the Director and Chairman is absent or prevented from so acting, other Director shall convene and preside over the Board of Directors in accordance with the order determined in advance by the Board of Directors.

(New provision)	Article 25. Notice to convene the Board of Directors shall be dispatched to each Director and each Corporate Auditor three (3) days prior to the date of meeting; provided, however, that in the event of urgency, this period may be shortened.
Article 20. (1) The chairmanship at the meeting of the Board of Directors shall be assumed by Chairman. (2) Other Director shall act in his/her place in the event that Chairman is absent or prevented from so acting in the order determined in advance by the Board of Directors.	(Deleted)
(New provision)	Article 26. The Company will deem resolution adopted at the Board of Directors when the requirements of Article 370 of the Corporate Law are met.
Article 21. Matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.	Article 27. Matters relating to the Board of Directors shall, except as provided in the laws and ordinances and the Articles of Incorporation, be governed by the Regulations of the Board of Directors to be established by the Board of Directors.
Article 22. The Company may exempt liabilities of Director (including retired Director) relating to act under Article 266, Paragraph 1, Item 5 of the Commercial Code by resolution of the Board of Directors to the extent permitted by the laws and ordinances pursuant to Article 266, Paragraph 12 of the same Code.	Article 28. (1) The Company may exempt liabilities of Director (including retired Director) due to his/her negligence by resolution of the Board of Directors to the extent permitted by the laws and ordinances pursuant to Article 426, Paragraph 1 of the Corporate Law.
(New provision)	(2) The Company may restrict liabilities of outside Director due to his/her negligence by executing an agreement with the outside Director pursuant to Article 427, Paragraph 1 of the Corporate Law; However, the the restriction on the amount of compensation pursuant to the agreement shall be to the extent permitted by the laws and ordinances.

Chapter V Corporate Auditors and Board of Corporate Auditors	**Chapter V Corporate Auditors and Board of Corporate Auditors**
Article 23.	Article 29.
(1) Corporate Auditors of the Company shall be five (5) or less in number and elected at the general meeting of shareholders.	The number of Corporate Auditors shall be five (5) or less.
(2) Corporate Auditors shall be elected by a majority of the voting rights of shareholders present at the general meeting with one-third or more of all the voting rights.	(Deleted)
(New provision)	Article 30. (1) Corporate Auditors shall be elected at the general meeting of shareholders. (2) Resolution electing Corporate Auditors shall be adopted by a majority of the voting rights of shareholders present and a quorum shall be the presence of shareholders having one-third of all the exercisable voting rights.
Article 24.	Article 31.
(1) The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the final settlement of accounts ending within four years after the assumption of office.	(1) The term of office of Corporate Auditors shall be until the close of the ordinary general meeting of shareholders held with respect to the final business term ending within four years after the election.
(2) The term of office of Corporate Auditor elected to fill a vacancy shall be until expiration of the term of office of the predecessor.	(2) The term of office of Corporate Auditor elected to fill a vacancy caused by resignation of Corporate Auditor shall be until expiration of the term of office of the Corporate Auditor so resigned.

Article 25. Corporate Auditors shall set forth Full-time Corporate Auditors among themselves.	Article 32. The Board of Corporate Auditors shall elect Full-time Corporate Auditors by its resolution.
Article 26. The Board of Corporate Auditors shall convene the meeting upon dispatching notice each Corporate Auditor three (3) days prior to the date of meeting to; provided, however, that in the event of urgency, this period may be shortened.	Article 33. Notice to convene the Board of Corporate Auditors shall be dispatched three (3) days prior to the date of meeting to each Corporate Auditor; provided, however, that in the event of urgency, this period may be shortened.
Article 27. Matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors.	Article 34. Matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors to be established by the Board of Corporate Auditors, in addition to the laws and ordinances and the Articles of Incorporation.
Article 28. The Company may exempt liabilities of Corporate Auditor (including resigned Corporate Auditor) by resolution of the Board of Directors to the extent permitted by the laws and ordinances pursuant to Article 280, Paragraph 1 of the Commercial Code.	Article 35. (1) The Company may exempt liabilities of Corporate Auditor (including resigned Corporate Auditor) due to his/her negligence by resolution of the Board of Directors to the extent permitted by the laws and ordinances pursuant to Article 426, Paragraph 1 of the Corporate Law.
(New provision)	(2) The Company may restrict liabilities of outside Corporate Auditor due to his/her negligence by executing an agreement with the outside Corporate Auditor pursuant to Article 427, Paragraph 1 of the Corporate Law; However, the restriction on the amount of compensation pursuant to the agreement shall be to the extent permitted by the laws and ordinances.

Chapter VI **Accounting**	**Chapter VI** **Accounting**
Article 29.	Article 36.
The business year of the Company shall be from April 1 of each year to March 31 of the next year and the accounts shall be settled at the end of each business year.	The business year of the Company shall be one year from April 1 of each year to March 31 of the next year.
Article 30.	Article 37.
(1) Profit dividend shall be paid to shareholders and registered pledgees whose names have been stated or recorded in the final register of shareholders at each settlement of accounts.	(1) The record date for year-end dividend shall be March 31 each year.
(New provision)	(2) The Company may distribute an interim dividend upon resolution of the Board of Directors on September 30 each year as the record date.
(2) In the event that dividend of the preceding Paragraph are not received for full three (3) years after the payment commencement date, the Company shall be exempt from the obligation to pay dividend.	(3) In the event that assets to be distributed as dividend are cash, the Company shall be exempt from the obligation to pay dividend if it is not received for full three (3) years following the payment commencing date.
(3) Dividend shall not accrue interest.	(4) Unpaid dividend shall not accrue interest.
Article 31.	(Deleted)
(1) The Company may distribute cash pursuant to Article 293-5 of the Commercial Code to the shareholders or the registered pledgees whose names have been entered or recorded in the final register of shareholders on September 30 each year as the record date upon resolution of the Board of Directors.	
(2) The provisions of Paragraphs 2 and 3 of the preceding Article shall be applied *mutatis mutandis* to cash distribution pursuant to the preceding Paragraph.	
- End -	- End -

[Translation: For reference only]

"Proposed Amendment II of Articles of Incorporation" (taking effect as from the Split Date (scheduled October 1, 2006))

(Parts proposed to be amended are underlined.)

Articles of Incorporation after the amendment of Proposed Amendment I of Articles of Incorporation	Proposed Amendment II of Articles of Incorporation
Article 1.	Article 1.
The Company shall be called Fuji Shashin Film Kabushiki Kaisha (Fuji Photo Film Co., Ltd. in English).	The Company shall be called FUJIFILM Holdings *Kabushiki Kaisha* (FUJIFILM Holdings Corporation in English).
Article 2.	Article 2.
The purpose of the Company is to engage in the following businesses:	The Company's business purpose is to superintend and control companies (including foreign companies), partnerships (including partnership equivalent overseas) or business entities equivalent thereto which engage in any of the following businesses by way of holding shares or interests of such companies, partnerships or business entities.
(i) Manufacture and sale of photo sensitive materials and various photo materials;	(i) (Same as the current provision)
(ii) Manufacture and sale of photographic chemicals and various photo equipment and items;	(ii) (Same as the current provision)
(iii) Manufacture and sale of optical machines and equipment and lenses;	(iii) (Same as the current provision)
(iv) Manufacture and sale of various papers;	(iv) (Same as the current provision)
(v) Manufacture and sale of electric and magnetic machines and equipment and various related items;	(v) (Same as the current provision)
(vi) Sales of communication machines and equipment;	(vi) (Same as the current provision)
(vii) Manufacture and sale of machines and equipment for office use, medical use, veterinary use, for use of physics and chemistry and for use of industry and related various items;	(vii) (Same as the current provision)
(viii) Manufacture and sale of medicines, quasi-medicines, veterinary medicines, agricultural chemicals, reagents and related various items;	(viii) (Same as the current provision)
(ix) Manufacture and sale of functional cosmetics and functional foods	(ix) (Same as the current provision)
(x) Manufacture and sale of raw materials, semi-finished products and by-products relating to the items of each of the preceding sections above;	(x) (Same as the current provision)

Current provision	Proposed amendment
(xi) Design, manufacture, and sale and technical guidance of various manufacturing facilities and equipment relating to each of the preceding sections above;	(xi) (Same as the current provision)
(xii) Electric communication business;	(xii) (Same as the current provision)
(xiii) Leasing and renting and management of real estate; and	(xiii) (Same as the current provision)
(xiv) Agency business of non-life insurance and business relating to subscription of life insurance.	(xiv) (Same as the current provision)
(New provision)	(xv)Manufacture and sale of xerography products and related various products;
(New provision)	(xvi)Manufacture and sale of electrical transmission equipment and related various products;
(New provision)	(xvii)Manufacture and sale of inputting and outputting equipment for computer and related various products;
(New provision)	(xviii)Manufacture and sale of letter and figure digitalizing equipment and related various products;
(New provision)	(xix)Manufacture and sale of communication equipment and related various products;
(New provision)	(xx)Manufacture and sale of small size computer, numerical control system and equipment similar thereto, and design, development and sale of program and system relating to these products;
(New provision)	(xxi)Development of educational program, holding of training course, dispatch of lecturer, and manufacture and sale of educational equipment, educational material and other publication;
(New provision)	(xxii)Warehousing business;
(New provision)	(xxiii)Cargo trucking transportation business;
(New provision)	(xxiv)Cargo transportation agency business;
(New provision)	(xxv)Dispatch business of workers;
(New provision)	(xxvi)Work introducing business with charge;

Current	Proposed
(New provision)	(xxvii)Subcontract, design and supervision of construction, interior construction, electricity installation and electric communication work; and
(New provision)	(xxviii)Any business related and pertinent to each of the Items above.
(2) The Company may engage in any business relating to or pertinent to the businesses of Paragraph (1) above.	(2) (Same as the current provision)
Article 3. The Company shall have its head office in Minami-Ashigara-shi, Kanagawa.	Article 3. The Company shall have its head office in Minato-ku, Tokyo.
Article 4. – Article 13. (Provisions omitted)	Article 4. – Article 13. (Same as the current provision)
Article 14. (1) (Provisions omitted) (2) The general meeting of shareholders may be convened in Minami-Ashigara-shi, Kanagawa and in addition Minato-ku or Chiyoda-ku, Tokyo.	Article 14. (1) (Same as the current provision) (2) The Company will convene the general meeting of shareholders in Tokyo.
Article 15. – Article 19. (Provisions omitted)	Article 15. – Article 19. (Same as the current provision)
Article 20. The number of Directors of the Company shall be seventeen (17) or less.	Article 20. The number of Directors of the Company shall be twelve (12) or less.
Article 21. – Article 37. (Provisions omitted) - End -	Article 21. - Article 37. (Same as the current provision) - End -

[Translation: For reference only]

Fourth Proposition: Election of Sixteen (16) Directors

The terms of office of all of sixteen (16) Directors will expire at the close of the Meeting. Therefore, it is proposed that sixteen (16) Directors newly be elected.

The candidates therefor are as follows, furthermore, Messrs. Toshio Arima, Nobukshi Okamura and Teisuke Kitayama will assume offices from October 1, 2006:

No.	Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
1	Shigetaka Komori (Sep. 5, 1939)	April 1963	Joined the Company	15,210 (common stock)
		January 1995	Director of the Company	
		November 1999	Managing Director of the Company	
		June 2000	President & Director of the Company (to present)	
2	Toshio Takahashi (Jul. 31, 1942)	April 1965	Joined the Company	7,200 (common stock)
		June 2000	Corporate Vice President of the Company	
		June 2002	Corporate Auditor of the Company	
		June 2003	Director & Senior Vice President of the Company	
		June 2005	Director & Executive Vice President of the Company (to present)	
		June 2005	Chief Financial Officer、In charge of IT Strategy, Marketing Business Strategy in China, FUJIFILM WAY, Photo Imaging Products Business . Graphic Systems Business, and Industrial Products Business, General Manager of Corporate Planning Division (to present)	
3	Hisatoyo Kato (May 25, 1944)	April 1969	Joined the Company	4,331 (common stock)
		June 2000	Corporate Vice President of the Company	
		June 2003	Director & Senior Vice President of the Company (to present)	
		June 2005	General Manager of Medical Systems Business Division (to present)	
		Representation of Other Companies		
		President &Director of FUJIFILM MEDICAL CO., LTD		
4	Tadashi Sasaki (Aug. 24, 1946)	April 1971	Joined the Company	4,675 (common stock)
		June 2002	Corporate Vice President of the Company (to present)	
		June 2004	Director of the Company (to present)	
		June 2005	General Manger of Recording Media Products Division (to present)	
5	Shinpei Ikenoue (Feb. 13, 1946)	April 1970	Joined the Company	3,600 (common stock)
		June 2002	Corporate Vice President of the Company (to present)	
		June 2004	Director of the Company (to present)	
		April 2006	General Manager of Research &	

[Translation: For reference only]

No.	Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
			Development Management Headquarters (to present)	
6	Kohtaro Nakamura (Aug. 15, 1946)	April 1972	Joined the Company	1,900 (common stock)
		June 2002	Corporate Vice President of the Company (to present)	
		June 2004	Director of the Company (to present)	
		October 2005	In charge of Global Manufacturing Strategy of Photo Sensitized Products and General Manager of Kanagawa Factory (to present)	
7	Nobuhira Takagi (Jun. 17, 1945)	April 1968	Joined the Company	3,831 (common stock)
		June 2003	Corporate Vice President of the Company (to present)	
		June 2003	In charge of Raw Material / Materials Procurement (to present)	
		June 2005	Director of the Company (to present)	
8	Koji Kamiyama (Dec. 25, 1946)	April 1971	Joined the Company	1,300 (common stock)
		June 2003	Corporate Vice President of the Company (to present)	
		June 2005	Director of the Company (to present)	
		April 2006	General Manager of Advanced Core Technology Laboratories, Research & Development Management Headquarters (to present)	
9	Tsutomu Sugisaki (Jul. 4, 1946)	April 1970	Joined the Company	2,100 (common stock)
		June 2003	Corporate Vice President of the Company (to present)	
		June 2005	Director of the Company (to present)	
		June 2005	General Manager of Electronic Imaging Products Division (to present)	
		Representation of Other Companies President & Director of FUJIFILM PHOTONIX CO., LTD		
10	Noboru Sasaki (Jul. 18, 1948)	April 1973	Joined the Company	2,600 (common stock)
		June 2004	Corporate Vice President of the Company (to present)	
		June 2005	Director of the Company (to present)	
		April 2006	General Manager of Business Development Division, In charge of Flat Panel Display Materials Division (to present)	
11	Hisamasa Abe	April 1971	Joined the Company	1,931

No.	Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
	(Feb. 13, 1947)	June 2000	General Manager of Production Division No.1, Fujinomiya Factory	(common stock)
		June 2004	Corporate Vice President of the Company (to present)	
		June 2004	General Manager of Fujinomiya Factory (to present)	
		June 2005	In charge of Fujinomiya Factory and Yoshida-Minami Factory (to present)	
12	Akio Mitsui (May 5, 1947)	April 1972	Joined the Company	3,200 (common stock)
		January 2004	General Manager of Imaging Materials Research Laboratories of Material Research Division, Research & Development Management Headquarters	
		June 2004	Corporate Vice President of the Company (to present)	
		June 2004	Deputy General Manager of Intellectual Property Division, Research & Development Management Headquarters	
		June 2005	In charge of Global Manufacturing Strategy of Fine Chemicals (to present)	
13	Yuzo Toda (Jul. 21, 1946)	April 1973	Joined the Company	1,000 (common stock)
		October 1998	Chief Technical Scientist of Fuji Photo Film B.V. (Netherlands)	
		June 2004	Corporate Vice President of the Company (to present)	
		June 2004	General Manager of Life Science Laboratories, Research & Development Management Headquarters (to present)	
		April 2005	General Manager of Life Science Division (to present)	
		Representation of Other Companies		
		President & Director of FUJIFILM CMIC HEALTHCARE CO., LTD.,		
14	Toshio Arima (May 31, 1942)	April 1967	Joined Fuji Xerox Co., Ltd.	0 (common stock)
		January 1992	Director of Fuji Xerox Co., Ltd.	
		January 1996	Managing Director of Fuji Xerox Co., Ltd.	
		April 1996	President & CEO of Xerox International Partners (U.S.A.)	
		June 2002	President & Director of Fuji Xerox Co., Ltd. (to present)	
		Representation of Other Companies		
		President & Director of Fuji Xerox Co., Ltd.		
15	Nobuoki Okamura	April 1967	Joined the Company	0
		October 2001	President of FUJIFILM France S.A.S.	

No.	Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
	(Jul. 25, 1943)	April 2003	President & Director of FUJIFILM GRAPHIC SYSTEMS CO., LTD.	(common stock)
		June 2004	Executive Vice President & Director of Fuji Xerox Co., Ltd. (to present)	
16	Teisuke Kitayama (Oct. 26, 1946)	June 2005	President & Director of Sumitomo Mitsui Financial Group, Inc. (to present)	0 (common stock)
		June 2005	Chairman of the Board & Director of Sumitomo Mitusi Banking Corporation (to present)	
		Representation of Other Companies President & Director of Sumitomo Mitsui Financial Group, Inc. Chairman of the Board & Director of Sumitomo Mitusi Banking Corporation		

Note 1: Mr. Yuzo Toda is the Representative Director of FUJIFILM CMIC HEALTHCARE CO., LTD., with which FUJIFILM Corporation will have transactions in the life science field.

Note 2: Mr. Toshio Arima is Representative Director of Fuji Xerox Co., Ltd., with which the Company has business transactions relating to sales of products and providing services and furthermore, the Company has loans receivable therefrom.

Note 3: Mr. Teisuke Kitayama is Representative Director of The Misui Sumitomo Bank, Limited, with which the Company has constantly banking transactions.

Note 4: There is no special interest between the Company and each of the other candidates.

Note 5: Mr. Teisuke Kitayama is a candidate for outside Director.

[Translation: For reference only]

Fifth Proposition: Election of Two (2) Corporate Auditors

Two (2) Corporate Auditors, namely Messrs. Yoshihiro Akaishi and Akiro Kojima will retire at the close of the Meeting. Therefore, it is proposed that two (2) Corporate Auditors be elected.

In regards to this Proposition, the consent of the Board of Corporate Auditors has been obtained.

The candidates therefor are as follows; a candidate Mr. Keiichi Inuzuka will retire as Director due to termination of his term at the close of the the Meeting and thereafter is scheduled to assume office of Corporate Auditor:

No.	Name (Date of Birth)	Brief Personal Record and Representation of Other Companies		Number of Shares of the Company Owned
1	Keiichi Inuzuka (Apr. 19, 1944)	April 1967	Joined the Company	3,600 (common stock)
		April 2003	Corporate Vice President of the Company (to present)	
		June 2005	Director of the Company (to present)	
		June 2005	General Manager of Secretary Office, General Administration Division and Legal Division (to present)	
2	Daisuke Ogawa (Apr. 2, 1944)	June 1999	President & Director of DAICEL CHEMICAL INDUSTRIES, LTD. (to present)	0 (common stock)
		Representative of other companies: President & Director of DAICEL CHEMICAL INDUSTRIES, LTD.		

Note 1: There is no special interest between the Company and Mr. Keiichi Inuzuka.
Note 2:. Mr. Daisuke Ogawa is Representative Director of DAICEL CHEMICAL INDUSTRIES, LTD. from which the Company purchases raw materials, etc.
Note 3: Mr. Daisuke Ogawa is a candidate for outside Corporate Auditor.

[Translation: For reference only]

Sixth Proposition: Granting of Retirement Gratuities to Retiring Directors

It is proposed that retirement gratuities to be granted to Messrs. Nobuyuki Hayashi, Sigenori Moriuchi, Hidenobu Fukunaga, Atsushi Yoneda, Hiroshi Hara and Keiichi Inuzuka who will retire as Directors at the close of the Meeting, and, be paid in reasonable amounts to be determined in accordance with the prescribed standards of the Company, giving consideration also to the precedents. The determination of the amounts, the date of payment thereof and the methods thereof, etc. are proposed to be entrusted to the Board of Directors.

The brief personal records of Directors to be retired are as follows:

Name	Brief Personal Record	
Nobuyuki Hayashi	June 1998	Director of the Company
	June 2000	Director & Senior Vice President of the Company
	June 2002	Director & Executive Vice President of the Company
	June 2004	Representative Director and Executive Vice President of the Company (to present)
Sigenori Moriuchi	June 2002	Director & Senior Vice President of the Company (to present)
Hidenobu Fukunaga	June 2003	Director & Senior Vice President of the Company (to present)
Atsushi Yoneda	June 2004	Director & Senior Vice President of the Company (to present)
Hiroshi Hara	June 2004	Director & Corporate Vice President of the Company (to present)
Keiichi Inuzuka	June 2005	Director & Corporate Vice President of the Company (to present)

Seventh Proposition: Granting of Retirement Gratuities to Retiring Corporate Auditors

It is proposed that retirement gratuities to be granted to Messrs. Yoshihiro Akaishi and Akiro Kojima who will retire as Corporate Auditors at the close of the Meeting, be paid in reasonable amounts to be determined in accordance with the prescribed standards of the Company, giving consideration also to the precedents. The determination of the amounts, the date of payment thereof and the methods thereof, etc. are proposed to be entrusted to the deliberation of Corporate Auditors.

The brief personal records of Corporate Auditors to be retired are as follows:

Name	Brief Personal Record	
Yoshihiro Akaishi	June 1997	Full-time Corporate Auditor of the Company (to present)
Akiro Kojima	June 2000	Corporate Auditor of the Company (to present)

[Translation: For reference only]

(Reference)

When the Second Proposition "Approval of the Company Split Plan", the Third Proposition "Partial Amendments to the Articles of Incorporation of the Company", the Fourth Proposition "Election of Sixteen (16) Directors" and the Fifth Proposition "Election of Two (2) Corporate Auditors" are approved at this Meeting, Directors and Corporate Auditors of each of FUJIFILM Holdings Corporation (the Company after the enforcement of the company split) and FUJIFILM Corporation (newly established upon the company split) scheduled for October 1, 2006, will be as follows:

1. FUJIFILM Holdings Corporation:

Directors:	Shigetaka Komori, Toshio Takahashi, Hisatoyo Kato, Tadashi Sasaki, Shinpei Ikenoue, Kohtaro Nakamura, Toshio Arima, Nobuoki Okamura, Teisuke Kitayama
Corporate Auditors:	Masahiro Miki, Keiichi Inuzuka, Kiichiro Furusawa, Daisuke Ogawa

2. FUJIFILM Corporation:

Directors:	Shigetaka Komori, Toshio Takahashi, Hisatoyo Kato, Tadashi Sasaki, Shinpei Ikenoue, Kohtaro Nakamura, Nobuhira Takagi, Koji Kamiyama, Tsutomu Sugisaki, Noboru Sasaki, Hisamasa Abe, Akio Mitsui, Yuzo Toda
Corporate Auditors:	Masahiro Miki, Kiichiro Furusawa, Keiichi Inuzuka

-End-

[Translation: For reference only]

[Attachment]

CONSOLIDATED BALANCE SHEET
(As of March 31, 2006)

(Amount Unit: Millions of yen)

Item	Amount	Item	Amount
ASSETS		**LIABILITIES**	
Current assets:		Current liabilities:	
Cash and cash equivalents	218,598	Short-term debt	99,088
Marketable securities	69,829	Notes and accounts payable:	
Notes and accounts receivable:		Trade	255,423
		Construction	49,764
Trade and finance	548,586	Affiliated companies	7,322
Affiliated companies	33,272		
Allowance for doubtful receivables	(15,543)	Accrued income taxes	36,547
		Accrued liabilities	214,993
		Other current liabilities	59,769
Inventories	385,463		
Deferred income taxes	96,030		
Prepaid expenses and other	36,225		
Total current assets	**1,372,460**	**Total current liabilities**	**722,906**
Investments and long-term receivables:		**Long-term liabilities:**	
		Long-term debt	74,329
Investments in and advances to affiliated companies	54,283	Accrued pension and severance costs	44,215
Investment securities	310,152	Deferred income taxes	64,348
Long-term finance and other receivables	102,773	Customers' guarantee deposits and other	38,647
Allowance for doubtful receivables	(4,357)		
Total investments and long-term receivables	**462,851**	**Total long-term liabilities**	**221,539**
Property, plant and equipment:		**Minority interests in subsidiaries**	**119,549**
Land	77,469		
Buildings	602,585		
Machinery and equipment	1,647,474		
Construction in progress	41,742	**SHAREHOLDERS' EQUITY**	
		Common stock	**40,363**
Less accumulated depreciation	(1,617,885)	**Additional paid-in capital**	**68,412**
Total property, plant and equipment	**751,385**	**Retained earnings**	**1,818,610**
Other assets:		**Accumulated other comprehensive income (loss)**	**52,917**
Goodwill, net	233,547		
Other intangible assets, net	52,767	**Treasury stock**	**(16,805)**
Deferred income taxes	38,217		
Other	116,264		
Total other assets	**440,795**	**Total shareholders' equity**	**1,963,497**
Total Assets	**3,027,491**	**Total Liabilities and Shareholders' Equity**	**3,027,491**

[Translation: For reference only]

CONSOLIDATED STATEMENT OF INCOME

From: April 1, 2005
To: March 31, 2006

(Amount Unit: Millions of yen)

Revenue:		
Sales	2,300,842	
Rentals	366,653	2,667,495
Cost of sales:		
Sales	1,435,757	
Rentals	158,047	1,593,804
Gross Profit		1,073,691
Operating expenses:		
Selling, general and administrative	735,058	
Research and development	182,154	
Restructuring and other charges	86,043	1,003,255
Operating income		**70,436**
Other income (expenses):		
Interest and dividend income	8,133	
Interest expense	(3,886)	
Foreign exchange gains (losses), net	7,526	
Other, net	(2,594)	9,179
Income before income taxes		**79,615**
Income taxes		
Current	52,756	
Deferred	(17,732)	35,024
Income before minority interests and equity in net earnings of affiliated companies		44,591
Minority interests		(12,785)
Equity in net earnings of affiliated companies		5,210
Net income		**37,016**

[Translation: For reference only]

NON-CONSOLIDATED BALANCE SHEET

(As of March 31, 2006)

(Amount Unit: Millions of yen unless otherwise specified.
Any amount less than the stated unit is omitted.)

Item	Amount	Item	Amount
ASSETS		**LIABILITIES**	
Current assets		**Current liabilities**	
Cash on hand and in banks	66,330	Trade notes payable	12,497
Trade notes receivable	1,872	Trade accounts payable	71,157
Trade accounts receivable	152,077	Short-term debt	23,435
Other accounts receivable	26,978	Other accounts payable	33,333
Short-term loans receivable	62,811	Accrued income taxes	5,984
Marketable securities	69,828	Accrued expenses	62,479
Finished goods	33,962	Other current liabilities	4,544
Semi-finished goods, work in process	31,001	**Total current liabilities**	**213,432**
Raw materials	13,752		
		Long-term liabilities	
Supplies	10,552	Customers' guarantee	4,853
Deferred income taxes	18,365	deposits	38,690
Other current assets	2,892	Deferred income taxes	
Allowance for doubtful receivables	(240)	Accrued pension and	3,444
		severance costs	412
		Directors' retirement benefit	1,753
		Other long-term liabilities	
		Total long-term liabilities	**49,154**
Total current assets	**484,187**	**Total liabilities**	**262,586**
Fixed assets		**SHAREHOLDERS' EQUITY**	
Property, plant and		**Common stock**	**40,363**
equipment		**Capital surplus**	
Buildings	111,090	Additional paid-in capital	63,636
Structures	9,543	**Retained earnings**	
Machinery and equipment	154,784	Legal reserve	10,090
Vehicles, furniture and fixtures	24,021	Reserve for dividends	280
Land	27,177	Reserve for retirement	
Construction in progress	22,555	allowance	280
Subtotal	**349,172**	Reserve for R&D	285
		Reserve for accelerated	
Intangible assets		depreciation	3,411
Software	32,985	Reserve for deferred capital	
Rights of utilization	7,596	gain for reinvestment in	
Subtotal	**40,581**	property	3,601
		General reserve	1,398,305
Investments and other assets			
Investment securities	268,999		
Investments in subsidiaries	685,297	Total voluntary reserve	1,406,162
Long-term loans receivable	29,331	Unappropriated retained	
Long-term prepaid expenses	5,443	earnings	52,521
Long-term prepaid pension		**Total retained earnings**	**1,468,774**
costs	2,753	**Unrealized gains on securities**	**49,817**
Other investments	3,010		
Allowance for doubtful receivables	(380)	**Treasury stocks**	**(16,780)**
Subtotal	**994,455**		
Total fixed assets	**1,384,209**	**Total shareholders' equity**	**1,605,810**
Total Assets	**1,868,397**	**Total Liabilities and Shareholders' Equity**	**1,868,397**

[Translation: For reference only]

NON-CONSOLIDATED STATEMENT OF INCOME

From: April 1, 2005
To: March 31, 2006

(Amount Unit: Millions of yen unless otherwise specified. Any amount less than the stated unit is omitted.)

Operating revenues		
Net sales		748,255
Operating expenses:		
Cost of sales	491,402	
Selling, general and administrative expenses	110,246	
Research and development expenses	84,502	686,152
Operating income		**62,103**
Other income		
Interest income	3,664	
Dividend income	19,515	
Miscellaneous income	3,698	26,878
Other expenses		
Interest expenses	199	
Bank charges for export drafts discounted	446	
Miscellaneous expenses	4,209	4,855
Ordinary income		**84,126**
Extraordinary Losses		
Losses on disposal of fixed assets	4,541	
Restructuring charges	16,487	21,028
Net income before income taxes		**63,098**
Current income taxes		13,400
Deferred income taxes		6,331
Net income		**43,367**
Retained earnings brought forward		15,521
Interim dividends paid		6,367
Losses from treasury stock transactions		0
Unappropriated retained earnings		**52,521**

[Translation: For reference only]

FUJI PHOTO FILM CO., LTD.
June 29, 2006

To our Shareholders:

NOTICE OF RESOLUTIONS OF
THE 110TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters below were resolved at the 110th Ordinary General Meeting of Shareholders of the Company held today.

Yours very truly,

FUJI PHOTO FILM CO., LTD.
210 Nakanuma, Minami-Ashigara-shi
Kanagawa, Japan

By: SHIGETAKA KOMORI
President and Representative Director

PARTICULARS

First Proposition: **Approval of the Proposed Appropriation of Retained Earnings for the 110th Business Term**

This item was approved and resolved as originally proposed.

The year-end cash dividend for the Term was decided to be ¥12.50 per share.

Second Proposition: **Approval of the Company Split Plan**

This item was approved and resolved as originally proposed.

Third Proposition: **Partial Amendments to the Articles of Incorporation of the Company**

This item was approved and resolved as originally proposed.

Fourth Proposition: **Election of Sixteen (16) Directors**

This item was approved and resolved as originally proposed.

Messrs. Shigetaka Komori, Toshio Takahashi, Hisatoyo Kato, Tadashi Sasaki, Shinpei Ikenoue, Kohtaro Nakamura, Nobuhira Takagi, Koji Kamiyama, Tsutomu Sugisaki, Noboru Sasaki, Hisamasa Abe, Akio Mitsui, Yuzo Toda, Toshio Arima, Nobuoki Okamura, and Teisuke Kitayama were elected. All of them except for Messrs. Toshio Arima, Nobuoki Okamura, and Teisuke Kitayama assumed their offices as of today. Messrs. Toshio Arima, Nobuoki Okamura, and Teisuke Kitayama will assume their offices from October 1, 2006. Mr. Teisuke Kitayama is an outside Director.

Fifth Proposition: Election of Two (2) Corporate Auditors

This item was approved and resolved as originally proposed.

Messrs. Keiichi Inuzuka and Daisuke Ogawa were elected and both assumed their offices as of today. Mr. Daisuke Ogawa is an outside Corporate Auditor.

Sixth Proposition: Granting of Retirement Gratuities to Retiring Directors

This item was approved and resolved as originally proposed.

Retirement gratuities to Messrs. Nobuyuki Hayashi, Sigenori Moriuchi, Hidenobu Fukunaga, Atsushi Yoneda, Hiroshi Hara, and Keiichi Inuzuka who retired from the position of Directors at the close of the Meeting, will be paid in reasonable amount to be determined in accordance with the prescribed standards of the Company. The determination of the amount, the date of presentation thereof and the methods thereof, etc. are entrusted to the Board of Directors.

Seventh Proposition: Granting of Retirement Gratuities to Retiring Corporate Auditors

This item was approved and resolved as originally proposed.

Retirement gratuities to Messrs. Yoshihiro Akaishi and Akiro Kojima who retired from the position of Corporate Auditors at the close of the Meeting, will be paid in reasonable amount to be determined in accordance with the prescribed standards of the Company. The determination of the amount, the date of presentation thereof and the methods thereof, etc. are entrusted to the discussion of Corporate Auditors.

Other than the resolutions above, 1. Business Report, the Consolidated Balance Sheet and the Consolidated Statement of Income and the Results on the Audits of Consolidated Accounting Documents by the Independent Public Accountants and the Board of Corporate Auditors for the 110th Business Term (from April 1, 2005 to March 31, 2006), and 2. the Non-Consolidated Balance Sheet and the Non-Consolidated Statement of Income for the 110th Business Term (from April 1, 2005 to March 31, 2006) were reported at the Meeting.

The Company will continue posting the Notice of Convocation of the 110th Ordinary General Meeting of Shareholders on the Company website (http://www.fujifilm.com) until the end of July 2006. As to the propositions resolved at the Meeting, please refer to the Notice for details.

-End-

NOTICE

The Company will post future public notice on the Company website. In the event that the electronic public notice cannot be made due to any accident or unavoidable event, the public notice shall be made in the Nihon Keizai Shimbun.

The Company website address in which the public notice shall be posted is as follows:

http://www.fujifilm.co.jp/


COPY

FUJI PHOTO FILM CO., LTD.
IR Office, Corporate Planning Headquarters
26-30, Nishiazabu 2-Chome, Minato-ku, Tokyo 106-8620, Japan
Phone: 81-3-6418-9715

July 20, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
U.S.A.

FUJI PHOTO FILM Co., Ltd.
Rule 12g3-2(b) Exemption – File No. 82-78

Ladies and Gentlemen:

Enclosed for submission please find English language translations of the Notice of Convocation of the 110th Ordinary General Meeting of Shareholders of FUJI PHOTO FILM CO., LTD. (the "Company"), dated June 5, 2006 and the Notice of Resolutions of the 110th Ordinary General Meeting of Shareholders of the Company and accompanying materials dated June 29, 2006.

Please note that pursuant to shareholder approval of the Second Proposition at the 110th Ordinary General Meeting of Shareholders, the Company will change its trade name on October 1, 2006 to FUJIFILM Holdings Corporation ("FUJIFILM Holdings"). We respectfully request that you reflect the Company's new name in your records from October 1, 2006

As described in the attached materials, the Company's name change reflects a strategic decision to focus the Company on strategic management of group companies. Currently, the Company engages in operations relating to imaging solutions, information

solutions, and document solutions. On October 1, 2006, operating assets currently held directly by the Company will be transferred to a wholly-owned subsidiary in accordance with Japanese law. There will be no change in the consolidated assets of the group, however, and current shareholders will continue to hold their shares in the Company.

If you have any questions, please feel free to contact us at Junji Okada of IR office, FUJI PHOTO FILM CO., LTD., 26-30, Nishiazabu 2-chome, Minato-ku, Tokyo 106-8620, Japan, telephone +81-3-3406-2844 / facsimile +81-3-6418-2533 or our U.S. counsel, David A. Sneider, Alan G. Cannon, or Mohan Nadig of Simpson Thacher & Bartlett LLP, Ark Mori Building, 37th Floor, 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6037, Japan, telephone + 81-3-5562-6200 / facsimile + 81-3-5562-6202.

Kindly acknowledge your receipt of the enclosed materials by stamping the enclosed receipt copy and returning the same to the undersigned in the enclosed, postage-paid envelope.

Very truly yours,

FUJI PHOTO FILM CO., LTD.



Junji Okada
General Manager
IR Office,
Corporate Planning Headquarters

Enclosures

cc: David A. Sneider, Esq.
Alan G. Cannon, Esq.
Mohan Nadig, Esq.

031505-0002-11134-Tokyo.2014686.2